Franklin Resources, Inc.
                           777 Mariners Island Blvd.
                                 P.O. Box 7777
                            San Mateo, CA 94403-7777

September 16, 1997

                          FRANKLIN FLOATING RATE TRUST
                           777 Mariners Island Blvd.
                              San Mateo, CA 94404

Gentlemen:

      We propose to acquire 10,000 shares of beneficial interest (the "Shares") of the Franklin Floating Rate Trust (the "Fund"), at a purchase price of $10.00 per share for a total of $100,000. We will purchase the Shares in a private offering prior to the effectiveness of the Form N-2 registration statement filed by the Fund under the Securities Act of 1933. The Shares are being purchased pursuant to section 14 of the Investment Company Act of 1940 to serve as the seed money for the Fund prior to the commencement of the public offering of its shares.

      In connection with such purchase, we understand that: (i) we, the purchaser, intend to acquire the Shares for our own account as the sole beneficial owner thereof and have no present intention of redeeming or reselling the Shares so acquired; and (ii) in the event any of the initial 10,000 Shares are redeemed or repurchased during the first five years, the Fund may charge against our redemption or repurchased proceeds a pro rata portion of any unamortized organizational expenses which would be borne by such Shares during the balance of the initial five-year period were they not to be redeemed or repurchased.

      We consent to the filing of this Investment Letter as an exhibit to the form N-2 registration statement of the Fund.

Sincerely,

FRANKLIN RESOURCES, INC.



By:/s/ Harmon E. Burns
       Harmon E. Burns
       Executive Vice President